

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

June 10, 2008

Mr. James R. Hatfield
Chief Financial Officer
OGE Energy Corp.
321 North Harvey
Oklahoma City, Oklahoma 73101

> **Re:** **OGE Energy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 7, 2008**
> **Response Letter Dated May 22, 2008**
> **File No. 1-12579**

Dear Mr. Hatfield:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief